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                                                                       EXHIBIT 3

                   [CARL THOMPSON ASSOCIATES, INC. LETTERHEAD]



For Immediate Release: February 21, 2002

CONTACT: Gregory B. Powell, CFA, Senior Vice President, greg@ctaonline.com Chuck Beck, Media Relations Specialist, chuck@ctaonline.com
              Carl Thompson Associates, Inc.
              303-665-4200


     PCD INVESTMENTS, LLC MAKES NEW OFFER TO ACQUIRE PLANETCAD; UNSOLICITED
        TENDER OFFER PLANNED IF REJECTED BY PLANETCAD BOARD OF DIRECTORS

Boulder, Colo. - PCD Investments, LLC today offered to acquire all the outstanding shares of PlanetCAD Inc. (AMEX: PCD), under a unique structure whereby most current stockholders could choose between selling their shares for $0.30 per share in cash or taking restricted securities in a new privately held company to be managed under PCD Investments' oversight.

"We believe this is a very innovative method of taking a struggling company private and giving it new life. It gives stockholders a choice between liquidity at a 76% market premium, or continuing their involvement with the company," said Eric Weissmann, president of PCD Investments.

"Upon completion of the going private transaction, the new company would continue with the launch of the SCS/Envoy product lines while carefully monitoring the return on investment," Weissmann said. "With our industry contacts, we would also seek to establish partnerships and strategic relationships between the new company and other industry participants to assist in overcoming the distribution obstacles that have limited the success of PlanetCAD and other small, independent software companies."

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If the above proposal is rejected by the PlanetCAD board of directors, PCD
Investments intends to initiate an unsolicited tender offer for all of PlanetCAD's outstanding shares at $0.26 per share.

"However, we are also prepared to enter into a 'Stockholder Value Enhancement Agreement' with the company, which, if agreed, will enable us to increase the price of a prospective tender offer while still permitting stockholders to determine if they wish to tender their shares or to retain their investment in PlanetCAD," explained Weissmann.

Under this agreement, PCD Investments would increase the price for a tender offer from $0.26 to $0.28 per share for PlanetCAD common stock. The PlanetCAD board of directors would be required to consent to this transaction. The PlanetCAD board of directors would also agree that in the event the number of shares tendered is sufficient to make PCD Investments PlanetCAD's majority stockholder, the company will take whatever action is necessary to reconstitute the Board so that PCD Investments' nominees comprise a majority. PlanetCAD would also agree not to take any action to oppose the tender offer.

This new proposal with the two options is detailed in PCD Investments' latest amended Schedule 13D filed today with the Securities and Exchange Commission (see www.sec.gov). With 1,863,809 common shares of PlanetCAD owned by PCD Investments, it is the largest stockholder of PlanetCAD, representing 14.99% of PlanetCAD's 12.4 million total outstanding shares. PCD Investments, LLC, is a private company based in Boulder, Colo.

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This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of PlanetCAD Inc. When it becomes available, stockholders should read the tender offer statement on Schedule TO (including a "going-private" Transaction Statement) filed by PCD Investments, LLC as it will contain important information about the tender offer. When it becomes available, stockholders can obtain such tender offer statement on Schedule TO for free from the U.S. Securities and Exchange Commission's website at www.sec.gov or from PCD Investments by directing a request to PCD Investments LLC, 1871 Folsom Street, Suite 106, Boulder, CO 80302.
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